                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          COMPUTER INTEGRATION CORP.
                               (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
                        (Title of Class of Securities)

                                  205171 10 1
                                (CUSIP Number)

                                M. LAZANE SMITH
                            COMPUCOM SYSTEMS, INC.
                               7171 FOREST LANE
                             DALLAS, TEXAS  75230
                                (972) 856-3755
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Copies to:
                              FREDERICK J. FOWLER
                          STRASBURGER & PRICE, L.L.P.
                          901 MAIN STREET, SUITE 4300
                             DALLAS, TEXAS  75202
                                (214) 651-4300

                                 APRIL 7, 1998
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                                     --------------------
CUSIP NO. 205171 10 1                                       PAGE 2 OF 21 PAGES
----------------------                                     --------------------
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      SAFEGUARD SCIENTIFICS, INC.
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)     [X]
                                                                   (b)     [ ]

-------------------------------------------------------------------------------
  3   SEC USE ONLY


-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      BK (through credit facility provided to its subsidiary, CompuCom Systems, Inc.)

-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [ ]


-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Pennsylvania
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER

   SHARES               -0-
             ------------------------------------------------------------------
BENEFICIALLY     8      SHARED VOTING POWER

  OWNED BY              7,995,652
             ------------------------------------------------------------------
    EACH         9      SOLE DISPOSITIVE POWER

  REPORTING             -0-
             ------------------------------------------------------------------
   PERSON       10      SHARED DISPOSITIVE POWER

    WITH:               7,995,652
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,995,652
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      56.9%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------                                     --------------------
CUSIP NO. 205171 10 1                                       PAGE 3 OF 21 PAGES
----------------------                                     --------------------
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      COMPUCOM SYSTEMS, INC.
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)     [X]
                                                                   (b)     [ ]

-------------------------------------------------------------------------------
  3   SEC USE ONLY


-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      BK

-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [ ]


-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER

   SHARES               -0-
             ------------------------------------------------------------------
BENEFICIALLY     8      SHARED VOTING POWER

  OWNED BY              7,995,652
             ------------------------------------------------------------------
    EACH         9      SOLE DISPOSITIVE POWER

  REPORTING             -0-
             ------------------------------------------------------------------
   PERSON       10      SHARED DISPOSITIVE POWER

    WITH:               7,995,652
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,995,652
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      56.9%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------                                     --------------------
CUSIP NO. 205171 10 1                                       PAGE 4 OF 21 PAGES
----------------------                                     --------------------
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      CIC ACQUISITION CORP.
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
                                                                   (b)  [ ]

-------------------------------------------------------------------------------
  3   SEC USE ONLY


-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      BK (through credit facility provided to its parent, CompuCom, Systems,
      Inc.)
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [ ]


-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER

   SHARES               -0-
             ------------------------------------------------------------------
BENEFICIALLY     8      SHARED VOTING POWER

  OWNED BY              7,995,652
             ------------------------------------------------------------------
    EACH         9      SOLE DISPOSITIVE POWER

  REPORTING             -0-
             ------------------------------------------------------------------
   PERSON       10      SHARED DISPOSITIVE POWER

    WITH:               7,995,652
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,995,652
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      56.9%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

     This Schedule 13D (the "Schedule") relates to the purchase by CIC Acquisition Corp., a Delaware corporation ("Purchaser"), and a wholly-owned subsidiary of CompuCom Systems, Inc., a Delaware corporation ("CompuCom"), of shares of Common Stock, par value $.001 per share (the "Common Stock") of Computer Integration Corp., a Delaware corporation (the "Company"), pursuant to a certain Stock Purchase Agreement between CompuCom, Purchaser, and certain shareholders of the Company discussed under Item 4 below. Safeguard Scientifics, Inc., a Pennsylvania corporation ("Parent"), owns 55.6% of CompuCom. This
Schedule is being filed by Parent, CompuCom, and Purchaser.



ITEM 1.   SECURITY AND ISSUER.

     Common Stock, $.001 par value per share, of Computer Integration Corp., a Delaware corporation.

          Computer Integration Corp.
          15720 John J. Delaney Drive
          Suite 500
          Charlotte, North Carolina 28277



ITEM 2.   IDENTITY AND BACKGROUND.

     This Schedule is being filed by Parent, a Pennsylvania corporation, CompuCom, a Delaware corporation, and Purchaser, a Delaware corporation. Parent is a strategic information systems company. The principal business address and principal office address of Parent is 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087. The principal business of CompuCom is providing network integration services for large enterprises. CompuCom's services include consulting, LAN/WAN design, provisioning, product configuration, software management, help desk support, engineering outsourcing, network management and asset tracking. The principal business address and principal office address of CompuCom is 7171 Forest Lane, Dallas, Texas 75230. Purchaser was formed for the purpose of acquiring the stock of the Company and ultimately merging into the Company pursuant to the Stock Purchase Agreement and Agreement and Plan of Merger discussed in Item 4 below. The principal business address and principal office address of Purchaser is 7171 Forest Lane, Dallas, Texas 75230.

     INFORMATION REQUESTED BY (a)-(c) AND (f) WITH RESPECT TO EACH EXECUTIVE OFFICER AND DIRECTOR OF PARENT, COMPUCOM AND PURCHASER IS AS FOLLOWS.


     EXECUTIVE OFFICERS AND DIRECTORS OF PARENT

     DIRECTORS


     (1)(a) Warren V. Musser

     (b)    800 The Safeguard Building
            435 Devon Park Drive
            Wayne, PA 19087

     (c) Chairman of the Board and Chief Executive Officer of Parent 800 The Safeguard Building
            435 Devon Park Drive
            Wayne, PA 19087

     (f)    U.S.A.


     (2)(a) Judith Areen

     (b)    Georgetown University Law Center
            600 New Jersey Avenue, NW
            Washington, D.C.  20001

     (c)    Dean
            Georgetown University Law Center
            600 New Jersey Avenue, NW
            Washington, D.C.  20001

     (f)    U.S.A.


     (3)(a) Vincent G. Bell, Jr.

     (b)    5 Radnor Corporate Center, Suite 520
            100 Matsonford Road
            Radnor, PA 19087

     (c) President and Chief Executive Officer, Verus Corporation, a management investment firm
            5 Radnor Corporate Center, Suite 520
            100 Matsonford Road
            Radnor, PA 19087

     (f)    U.S.A.


     (4)(a) Donald R. Caldwell

     (b)    800 The Safeguard Building
            435 Devon Park Drive
            Wayne, PA 19087

     (c)    President and Chief Operating Officer of Parent
            800 The Safeguard Building
            435 Devon Park Drive
            Wayne, PA 19087

     (f)    U.S.A.


     (5)(a) Robert A. Fox

     (b)    One Pitcairn Place, Suite 2100
            165 Township Line Road
            Jenkintown, PA 19046-3593

     (c) President, R.A.F. Industries, Inc. and affiliates, diversified manufacturing, distribution and service companies
            One Pitcairn Place, Suite 2100
            165 Township Line Road
            Jenkintown, PA 19046-3593

     (f)    U.S.A.


     (6)(a) Delbert W. Johnson

     (b)    800 The Safeguard Building
            435 Devon Park Drive
            Wayne, PA 19087

     (c)    Vice President of Parent
            800 The Safeguard Building
            435 Devon Park Drive
            Wayne, PA 19087

     (f)    U.S.A.


     (7)(a) Robert E. Keith, Jr.

     (b)    800 The Safeguard Building
            435 Devon Park Drive
            Wayne, PA  19087

     (c) President and Chief Executive Officer, Technology Leaders Management, Inc., a venture capital management company 800 The Safeguard Building
            435 Devon Park Drive
            Wayne, PA  19087

     (f)    U.S.A.


     (8)(a) Peter Likins, Ph.D.

     (b)    The President's Office
            University of Arizona
            Administration Building
            Room 712
            P.O. Box 210066
            Tucson, AZ  85721-0066

     (c)    President, University of Arizona
            Administration Building
            Room 712
            P.O. Box 210066
            Tucson, AZ  85721-0066

     (f)    U.S.A.


     (9)(a) Jack L. Messman

     (b)    801 Cherry Street, MS 4001
            Fort Worth, TX 76102

     (c) Chairman and Chief Executive Officer, Union Pacific Resources Group Inc., an energy company
            801 Cherry Street, MS 4001
            Fort Worth, TX 76102

     (f)    U.S.A.


     (10)(a)Russell E. Palmer

     (b)    3600 Market Street, Suite 530
            Philadelphia, PA 19104

     (c) Chairman and Chief Executive Officer, The Palmer Group, a corporate investment firm
            3600 Market Street, Suite 530
            Philadelphia, PA 19104

     (f)    U.S.A.


     (11)(a)John W. Poduska, Sr., Ph.D.

     (b)    300 Fifth Avenue
            Waltham, MA 02154

     (c) Chairman, Advanced Visual Systems, Inc., a provider of visualization software
            300 Fifth Avenue
            Waltham, MA 02154

     (f)    U.S.A.


     (12)(a)Heinz Schimmelbusch, Ph.D.

     (b)    800 The Safeguard Building
            435 Devon Park Drive
            Wayne, PA 19087

     (c) Managing Director, Safeguard International Fund, L.P., a private equity fund, Chief Executive Officer of Safeguard International Group and President and Chief Executive Officer of Allied Resource Corporation, pursuing technology-oriented investment opportunities in process industries
            800 The Safeguard Building
            435 Devon Park Drive
            Wayne, PA 19087

     (f)    Austrian


     (13)(a)Hubert J. P. Schoemaker, Ph.D.

     (b)    200 Great Valley Parkway
            Malvern, PA  19355

     (c) Chairman of the Board and Co-Founder of Centocor, Inc., a biotechnology company
            200 Great Valley Parkway
            Malvern, PA 19355

     (f)    Netherlands

     EXECUTIVE OFFICERS OF PARENT WHO DO NOT ALSO SERVE AS DIRECTORS


     (1)(a)  Jerry L. Johnson

     (b)     800 The Safeguard Building
             435 Devon Park Drive
             Wayne, PA 19087

     (c)     Senior Vice President, Operations
             800 The Safeguard Building
             435 Devon Park Drive
             Wayne, PA 19087

     (f)     U.S.A.


     (2)(a)  Thomas C. Lynch

     (b)     800 The Safeguard Building
             435 Devon Park Drive
             Wayne, PA 19087

     (c)     Senior Vice President
             800 The Safeguard Building
             435 Devon Park Drive
             Wayne, PA 19087

     (f)     U.S.A.


     (3)(a)  Michael W. Miles

     (b)     800 The Safeguard Building
             435 Devon Park Drive
             Wayne, PA 19087

     (c)     Senior Vice President and Chief Financial Officer
             800 The Safeguard Building
             435 Devon Park Drive
             Wayne, PA 19087

     (f)     U.S.A.


     (4)(a)  James A. Ounsworth

     (b)     800 The Safeguard Building
             435 Devon Park Drive
             Wayne, PA 19087

     (c)     Senior Vice President, General Counsel and Secretary
             800 The Safeguard Building
             435 Devon Park Drive
             Wayne, PA 19087

     (f)     U.S.A.


     (5)(a)  Glenn T. Rieger

     (b)     800 The Safeguard Building
             435 Devon Park Drive
             Wayne, PA 19087

     (c)     Senior Vice President
             800 The Safeguard Building
             435 Devon Park Drive
             Wayne, PA 19087

     (f)     U.S.A.



     EXECUTIVE OFFICERS AND DIRECTORS OF COMPUCOM

     DIRECTORS


     (1)(a)  Charles A. Root

     (b)     800 The Safeguard Building
             435 Devon Park Drive
             Wayne, PA 19087

     (c)     Executive Vice President of Parent and Chairman of the Board of
             CompuCom
             800 The Safeguard Building
             435 Devon Park Drive
             Wayne, PA 19087

     (f)     U.S.A.


     (2)(a)  Edward R. Anderson

     (b)     7171 Forest Lane
             Dallas, Texas 75230

     (c)     President and Chief Executive Officer of CompuCom
             7171 Forest Lane
             Dallas, Texas 75230

     (f)     U.S.A.


     (3)(a)  Daniel F. Brown

     (b)     1225 Forest Parkway, Suite 500
             Paulsboro, NJ 08066

     (c)     Executive Vice President, Sales of CompuCom
             1225 Forest Parkway, Suite 500
             Paulsboro, NJ 08066

     (f)     U.S.A.


     (4)(a)  Donald R. Caldwell

     (b)     800 The Safeguard Building
             435 Devon Park Drive
             Wayne, PA 19087

     (c)     President and Chief Operating Officer of Parent
             800 The Safeguard Building
             435 Devon Park Drive
             Wayne, PA 19087

     (f)     U.S.A.


     (5)(a)  Michael J. Emmi

     (b)     No. 4 Country View Road
             Malvern, PA  19355

     (c) Chairman of the Board, President and Chief Executive Officer, Systems & Computer Technology Corporation, a provider of computer software and services
             No. 4 Country View Road
             Malvern, PA  19355

     (f)     U.S.A.

     (6)(a)  Richard F. Ford

     (b)     8000 Maryland Avenue
             Suite 1190
             St. Louis, MO 63105

     (c) Managing General Partner, GM Management Company Limited Partnership and Gateway Associates III, L.P., venture capital management companies
             8000 Maryland Avenue
             Suite 1190
             St. Louis, MO 63105

     (f)     U.S.A.


     (7)(a)  Delbert W. Johnson

     (b)     800 The Safeguard Building
             435 Devon Park Drive
             Wayne, PA 19087

     (c)     Vice President of Parent
             800 The Safeguard Building
             435 Devon Park Drive
             Wayne, PA 19087

     (f)     U.S.A.


     (8)(a)  John D. Loewenberg

     (b)     81 Tedford Drive
             Longmeadow, MA 01106

     (c)     Managing Partner, JDL Enterprises, a consulting firm
             81 Tedford Drive
             Longmeadow, MA 01106

     (f)     U.S.A.


     (9)(a)  John C. Maxwell, III

     (b)     375 Park Avenue, Suite 1604
             New York, NY  10152

     (c)     Managing Director, Commercial Electronics, LLC, a venture capital fund
             375 Park Avenue, Suite 1604
             New York, NY  10152

     (f)     U.S.A.


     (10)(a) Warren V. Musser

     (b)     800 The Safeguard Building
             435 Devon Park Drive
             Wayne, PA 19087

     (c) Chairman of the Board and Chief Executive Officer of Parent 800 The Safeguard Building
             435 Devon Park Drive
             Wayne, PA 19087

     (f)     U.S.A.


     (11)(a) Edward N. Patrone

     (b)     101 South 19th Avenue
             Longport, NJ  08403

     (c)     Business consultant
             101 South 19th Avenue
             Longport, NJ  08403

     (f)     U.S.A.


     EXECUTIVE OFFICERS OF COMPUCOM WHO DO NOT ALSO SERVE AS DIRECTORS


     (1)(a)  William Barry

     (b)     7171 Forest Lane
             Dallas, Texas  75230

     (c)     Executive Vice President, Chief Operating Officer
             7171 Forest Lane
             Dallas, Texas  75230

     (f)     U.S.A.

     (2)(a)  M. Lazane Smith

     (b)     7171 Forest Lane
             Dallas, Texas  75230

     (c) Senior Vice President, Finance and Chief Financial Officer 7171 Forest Lane
             Dallas, Texas  75230

     (f)     U.S.A.



     EXECUTIVE OFFICERS AND DIRECTORS OF PURCHASER

     DIRECTORS


     (1)(a)  Edward R. Anderson

     (b)     7171 Forest Lane
             Dallas, Texas  75230

     (c)     President and Chief Executive Officer of CompuCom
             7171 Forest Lane
             Dallas, Texas  75230

     (f)     U.S.A.


     (2)(a)  Daniel F. Brown

     (b)     1225 Forest Parkway, Suite 500
             Paulsboro, NJ 08066

     (c)     Executive Vice President, Sales of CompuCom
             1225 Forest Parkway, Suite 500
             Paulsboro, NJ 08066

     (f)     U.S.A.



     (3)(a)  M. Lazane Smith

     (b)     7171 Forest Lane
             Dallas, Texas  75230

     (c) Senior Vice President, Finance and Chief Financial Officer of CompuCom and President and Treasurer of Purchaser
             7171 Forest Lane
             Dallas, Texas  75230

     (f)     U.S.A.



     EXECUTIVE OFFICERS OF PURCHASER WHO DO NOT ALSO SERVE AS DIRECTORS

     (1)(a)  Daniel L. Celoni

     (b)     7171 Forest Lane
             Dallas, Texas  75230

     (c) Vice President Finance and Corporate Controller of CompuCom and Vice President and Secretary of Purchaser
             7171 Forest Lane
             Dallas, Texas  75230

     (f)     U.S.A.



     INFORMATION REQUESTED BY (d) AND (e)

          (d) During the last five years, none of Parent, CompuCom, or Purchaser and, to the best knowledge of Parent, CompuCom, and Purchaser, none of the persons listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of Parent, CompuCom, or Purchaser and, to the best knowledge of Parent, CompuCom, and Purchaser, none of the persons listed in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws.



ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     CompuCom and the Purchaser estimate that the amount of funds required to consummate the transactions provided for in the Stock Purchase Agreement (as defined in Item 4) and the Merger Agreement (as defined in Item 4) and to pay certain obligations of the Company will be approximately $17,250,000. The Purchaser plans to obtain all funds needed for the transaction through a capital contribution that will be made by CompuCom to the Purchaser. CompuCom plans to obtain the necessary funds through borrowings under its $150,000,000 Amended and Restated Credit Agreement dated as of November 3, 1997 (the "Credit Agreement"), among CompuCom, certain lenders who are from time to time parties to the Credit Agreement ("Lenders"), and NationsBank of Texas, N.A. as Administrative Lender. The Credit Agreement imposes a number of conditions to the making of advances and in addition, Section 7.6 of the Credit Agreement prohibits CompuCom from making acquisitions unless certain conditions are satisfied. CompuCom has been advised by the Administrative Lender under the Credit Agreement that it anticipates no problem in obtaining the requisite consent to the acquisition from Lenders having in excess of 50.0% of the advances outstanding in the aggregate under the Credit Agreement, as is a requirement under the Credit Agreement for making acquisitions in excess of $20,000,000 in any calendar year. There can be no assurance that CompuCom will be successful in obtaining such consents. CompuCom and the Purchaser have not conditioned consummation of the Stock Purchase Agreement and the Merger Agreement on obtaining financing.

     Borrowings under the Credit Agreement currently bear interest at a floating rate based on LIBOR plus 75 basis points. Upon repayment of borrowings under the revolving line of credit facility of the Credit Agreement the amount repaid will become immediately available to CompuCom for re-borrowing, subject to certain conditions. The Credit Agreement matures in November 2002.



ITEM 4.   PURPOSE OF TRANSACTION.

     The purpose of the transaction is for CompuCom to acquire control of the Company.

     CompuCom, Purchaser, and certain shareholders holding approximately 56.9% of the Common Stock of the Company (the "Selling Shareholders") entered into a Stock Purchase Agreement dated as of April 7, 1998 pursuant to which the Selling Shareholders agreed to sell their shares of Common Stock to Purchaser and Purchaser agreed to purchase such shares of Common Stock (the "Stock Purchase"). CompuCom, Purchaser and the Company have also entered into an Agreement and Plan of Merger dated as of April 7, 1998 (the "Merger Agreement") providing for the merger of Purchaser with and into the Company (the "Merger") on the terms and subject to the conditions set forth in the Merger Agreement, with the Company being the surviving corporation in the Merger. Pursuant to the Merger, each share of Common Stock (other than shares owned by CompuCom, Purchaser, the Company, or shareholders who perfect any appraisal rights) shall represent the right to receive a certain purchase price from the Company, and each share of the Company's Series D, 9% Cumulative Convertible Redeemable Preferred Stock and Series E, 9% Cumulative Convertible Redeemable Preferred Stock shall be converted into the right to receive cash as provided in the Merger Agreement. The closing of the Stock Purchase and the Merger shall occur as soon as practicable after satisfaction of certain conditions set forth in the Stock Purchase Agreement and the Merger Agreement.

     (a)  See above.

     (b)  See above.

     (c)  None.

     (d) Upon the consummation of the Merger, the officers and directors of Purchaser will become the officers and directors of the Company.

     (e) Upon the consummation of the Merger and subject to appraisal rights of holders of Common Stock, each share of the Common Stock and each share of the Company's Series D, 9% Cumulative Convertible Redeemable Preferred Stock and Series E, 9% Cumulative Convertible Redeemable Preferred Stock shall be converted into the right to receive cash as provided in the Merger Agreement.

     (f)  See above.

     (g)  None.

     (h) Upon consummation of the Merger, the Common Stock would no longer meet the standards for continued inclusion in the NASDAQ National Market System, which in general require that an issuer have at least 750,000 publicly held shares with a market value of at least $5,000,000, held by at least 400 shareholders of round lots. Because CompuCom would become the sole shareholder of the Common Stock, there would be an insufficient number of shareholders holding the Common Stock to satisfy NASDAQ standards.

     (i) Upon consummation of the Merger, CompuCom intends to cause an application for termination of registration under the Securities Exchange Act of 1934 (the "Exchange Act") to be filed with the Securities and Exchange Commission pursuant to Section 12(g)(4) of the Exchange Act.

     (j)  See above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) At the date of this Schedule, (i), pursuant to Rule 13d-3(d)(1)(i), Parent, CompuCom, and Purchaser may be deemed to be the beneficial owners of 7,995,652 shares of Common Stock, $.001 par value per share, of the Company as a result of its rights to purchase shares under the Stock Purchase Agreement which is anticipated to occur within sixty days, and (ii) such shares represent approximately 56.9% of the issued and outstanding shares of the Company's Common Stock.

     (b) CompuCom is a majority-owned subsidiary of Parent. Purchaser is a wholly-owned subsidiary of CompuCom. Through their relationships and pursuant to Rule 13d-3(d)(1)(i), Parent, CompuCom, and Purchaser may be deemed to share the power to vote (or direct the vote) and to dispose (or direct the disposition) of 7,995,652 shares of Common Stock. Pursuant to Rule 13d-3(d)(1)(i), Purchaser may be deemed to have the power to vote or dispose, and Parent and CompuCom may be deemed to have the power to direct the vote and to direct the disposition, of such shares of Common Stock as a result of its rights to purchase shares under the Stock Purchase Agreement which is anticipated to occur within sixty days.

     (c)  None.

     (d)  Not applicable.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The responses to Items 3 and 4 are incorporated herein by reference.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits to this Schedule:

     1. Stock Purchase Agreement among CompuCom, Purchaser, and the Selling Shareholders dated as of April 7, 1998.

     2. Agreement and Plan of Merger among CompuCom, Purchaser, and the Company dated as of April 7, 1998.

     3. $150,000,000 Amended and Restated Credit Agreement dated as of November 3, 1997, among CompuCom, certain lenders who are from time to time parties to the Credit Agreement, and NationsBank of Texas, N.A. as Administrative Lender (incorporated herein by reference to Exhibit 10(t) to CompuCom's Annual Report on Form 10-K as filed with the Commission by CompuCom on March 30, 1998).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    SAFEGUARD SCIENTIFICS, INC.



Date:  April 16, 1998               /s/ James A. Ounsworth
                                    ------------------------------------------
                                    Name: James A. Ounsworth
                                          ------------------------------------
                                    Title: Senior Vice President
                                           -----------------------------------



                                    COMPUCOM SYSTEMS, INC.



Date:  April 16, 1998               /s/ Edward R. Anderson
                                    ------------------------------------------
                                    Name: Edward R. Anderson
                                          ------------------------------------
                                    Title: President/CEO
                                           -----------------------------------



                                    CIC ACQUISITION CORP.



Date:  April 16, 1998               /s/ M. L. Smith
                                    ------------------------------------------
                                    Name: M. L. Smith
                                          ------------------------------------
                                    Title: President
                                           -----------------------------------

                               INDEX TO EXHIBITS


1. Stock Purchase Agreement among CompuCom, Purchaser, and the Selling Shareholders dated as of April 7, 1998.

2. Agreement and Plan of Merger among CompuCom, Purchaser, and the Company dated as of April 7, 1998.

3. $150,000,000 Amended and Restated Credit Agreement dated as of November 3, 1997, among CompuCom, certain lenders who are from time to time parties to the Credit Agreement, and NationsBank of Texas, N.A. as Administrative Lender (incorporated herein by reference to Exhibit 10(t) to CompuCom's Annual Report on Form 10-K as filed with the Commission by CompuCom on March 30, 1998).